14041223

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

tj 7/22/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st BridgeHouse Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9881 SW 131 St.
(No. and Street)

Miami, FL 33176
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard B. Landers (786) 375-5644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs
(Name – *if individual, state last, first, middle name*)

3825 Bedford Avenue, Suite 202, Nashville, TN 37215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/22/14

OATH OR AFFIRMATION

I, HOWARD B. LANDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1ST BRIDGEHOUSE SECURITIES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN LEIBOWITZ
Notary Public, State of Florida
Commission #EE10698
My Commission Expires Jul. 20, 2014

Signature

MANAGING MEMBER, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

PRICE CPAs
CONSULTING PLANNING ACCOUNTING

Independent Auditor's Report

Mr. Howard B. Landers
1st BridgeHouse Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of 1st BridgeHouse Securities, LLC as of December 31, 2013, and the related statement of operations and member's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness on the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PRICE CPAs, PLLC

3825 Bedford Avenue
Suite 202
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the
American Institute of Certified
Public Accountants

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st BridgeHouse Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company incurred a net loss for the year ended December 31, 2013 and was in violation of the net capital requirement, per the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) as of December 31, 2013. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Price CPAs

Price CPAs, PLLC
June 23, 2014

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 379
Accounts receivable	29,525
Total Assets	$ 29,904

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 39,573
MEMBER'S EQUITY	
Member's capital	(9,669)
Total Liabilities and Member's Equity	$ 29,904

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2013

REVENUES	
Investment banking fees	$ 364,519
Reimbursed expenses	7,215
Total Income	371,734
OPERATING EXPENSES	
Commissions	336,048
Regulatory fees	14,046
Professional fees	10,431
Consulting fees	7,588
Communications	8,341
Bank service charges	901
Other expenses	963
Total Expenses	378,318
NET LOSS	$ (6,584)

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Member's Equity - Beginning of Year	$ 9,360
Net Loss	(6,584)
Capital Contributions	7,500
Capital Distributions	(19,945)
Member's Equity - End of Year	$ (9,669)

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (6,584)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in operating assets:	
Accounts receivable	(29,525)
Decrease in operating assets:	
Related party receivable	17,088
Increase in operating liabilities:	
Accounts payable and accrued expenses	21,689
Total adjustments	9,252
Net cash provided by operating activities	2,668
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	7,500
Capital Distributions	(19,945)
Net cash used by financing activities	(12,445)
NET DECREASE IN CASH	(9,777)
CASH - BEGINNING OF YEAR	10,156
CASH - END OF YEAR	$ 379

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Notes to Financial Statements
December 31, 2013

Note 1 – Nature of Operations and Significant Accounting Policies

1st BridgeHouse Securities, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional and private investors and providing mergers and acquisition financial advisory services for medium to smaller firms. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in 1998 as a Tennessee Limited Liability Company, but was subsequently organized in the state of Florida on November 30, 2012.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes. Fees related to private placements of senior and subordinated debt, as well as equity securities are recognized upon the date of placement and financial advisory service fees are recognized as services are provided. Expenditures are recognized as incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts. Based on those criteria, the Company does not deem an allowance for doubtful accounts necessary at December 31, 2013.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.

Date of Management's Review

Management has evaluated all events through June 23, 2014, which is the date the financial statements were issued, and determined there are no subsequent events that require disclosure.

Note 1 – Nature of Operations and Significant Accounting Policies (Continued)

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company has adopted the effective accounting standards within FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. For the year ended December 31, 2013, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. No interest or penalties have been accrued or charged to expense as of December 31, 2013 or for the year then ended. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2013.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Credit Risk and Other Concentrations

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

1ST BRIDGEHOUSE SECURITIES, LLC
Notes to Financial Statements (continued)
December 31, 2013

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. The Company had *negative* net capital of ($12,621) at December 31, 2013, which was $17,621 less than its required net capital of $5,000.

Note 4 – Revenue Concentration

The Company had one major customer for the year ended December 31, 2013, which comprised 42% of total revenue. One investment banker representative was responsible for approximately 100% of the Company's revenues for the year ended December 31, 2013.

Note 5 – Going Concern

The Company incurred a net loss of $6,584 for the year ended December 31, 2013, as shown in the accompanying financial statements. Furthermore, as of December 31, 2013, the Company was in violation of the net capital requirement, per the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) *(see Note 3)*. These factors create an uncertainty about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on its ability to either generate positive results from its operations or to continue to obtain the requisite investment capital, as needed. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

1st BRIDGEHOUSE
SECURITIES, LLC

Required Supplementary Information
December 31, 2013

1ST BRIDGEHOUSE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2013

Total member's equity	$ (9,669)
Add: Commission offsets	26,573
	16,904
Less non-allowable assets and haircuts:	
Accounts Receivable	(29,525)
Net Capital	(12,621)
Net capital required	5,000
Net capital deficiency	$ (17,621)

Reconciliation with Company's computation
(included in Part II of form X-17A-5 as of December 31, 2013)

Deficiency as reported in Company's Part II FOCUS report	$ (13,171)
Underaccrued accounts payable and accrued expenses	(4,450)
	$ (17,621)

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2013

Not Applicable

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2013

None

See Independent Auditor's Report

PRICE CPAs
CONSULTING PLANNING ACCOUNTING

Report on Internal Control Required by SEC Rule 17A-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Mr. Howard B. Landers
1st BridgeHouse Securities, LLC
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of 1st BridgeHouse Securities, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3825 Bedford Avenue
Suite 202
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the American Institute of Certified Public Accountants

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of 1st BridgeHouse Securities, LLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated June 23, 2014.

> ***The Company was not in compliance with the net capital requirement, per the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) as of or during the year ended December 31, 2013.***

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the material weakness noted above, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
June 23, 2014